UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Wong, Clifton
   485 CLYDE AVENUE


   MOUNTAIN VIEW, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   CONSILIUM, INC (CSIM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Finance, CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/09/98    V (1)    2,804         A  $1.8063                     D  Direct
Common Stock                                  12/11/98    J (2)    12,761        D               0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $2.6250         12/11/98       J (3)                      20,000                        05/19/07
to buy)
Incentive Stock Option (right  $3.0000         12/11/98       J (3)                      25,000           03/18/99 (4) 03/18/08
to buy)
Non-Qualified Stock Option     $3.7500         12/11/98       J (3)                      40,000                        03/26/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/11/98  Common Stock                   20,000                    0             D   Direct
to buy)
Incentive Stock Option (right  12/11/98  Common Stock                   25,000                    0             D   Direct
to buy)
Non-Qualified Stock Option     12/11/98  Common Stock                   40,000                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Reflects exempt purchase of shares under the Company's Employee Stock Purchase Plan, which satisfies the requirements of Rule 16b-3.

(2)
Exchanged for shares of Applied Materials, Inc. pursuant to Applied Materials' acquisition of Consilium, Inc.
(3)
The option was assumed by Applied Materials, Inc. in connection with its acquisition of Consilium, Inc. and is now exercisable for shares of Applied Materials' common stock.
(4)
One quarter of the option shares become exercisable on initial vesting date ('Date Exercisable' above) with remaining shares vesting on a monthly basis thereafter.

SIGNATURE OF REPORTING PERSON
/S/ Wong, Clifton
DATE